Exhibit 4.1

This is to certify that of is / are the registered shareholders of: No. of Shares Type of Share Ordinary Date of Record Certificate Number H World Group Limited Par Value US$0.00001%Paid 100.00 The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director Director/Secretary